SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

AIRCASTLE LIMITED
(Name of the Issuer)
AIRCASTLE LIMITED MM AIR MERGER SUB LIMITED MM AIR LIMITED MARUBENI CORPORATION MARUBENI AVIATION HOLDING COÖPERATIEF U.A. MARUBENI AVIATION CORPORATION
(Names of Person(s) Filing Statement)
Common Shares, $0.01 Par Value Per Share
(Title of Class of Securities)
G0129K104
(CUSIP Number of Class of Securities)
Aircastle Limited c/o Aircastle Advisor LLC 201 Tresser Boulevard, Suite 400 Stamford, CT 06901 Attention: Christopher L. Beers, Chief Legal Officer Telephone: (203) 504-1020	Marubeni Corporation 7-1 Nihonbashi 2-chome Chuo-ku, Tokyo, 103-6060 Japan Attention: General Manager Telephone: 81 3 3282 7813

Marubeni Aviation Holding Coöperatief U.A. Herikerbergweg 238, Luna Arena 1101 CM Amsterdam, Netherlands Attention: MUFG Business Services (Holland) B.V. Telephone: 31 2057 55600	Marubeni Aviation Corporation Nihombashi Tower, 18th Floor 7-1 Nihonbashi 2-chome Chuo-ku, Tokyo, 103-6060 Japan Attention: Takayuki Sakakida, Director Telephone: 81 3 3282 7813

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joseph A. Coco, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000	John A. Healy, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878-8000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$1,736,595,840.00	$225,410.14

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of: (1) 53,350,760 common shares issued and outstanding that are subject to the transaction (including 92,996 restricted shares) (which is the difference between the 74,956,134 common shares that are issued and outstanding and the 21,605,374 common shares that are beneficially owned by Marubeni Corporation) multiplied by $32.00 per share; (2) 872,287 common shares issuable upon the vesting or settlement of outstanding performance share units (assuming the achievement, if applicable, of performance metrics at the maximum level of performance) multiplied by $32.00 per share; and (3) 45,573 common shares issuable upon the vesting or settlement of outstanding restricted share units multiplied by $32.00 per share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001298.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: $227,649.39	Filing Party: Aircastle Limited
Form or Registration No.: Schedule 14A	Date Filed: December 6, 2019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Aircastle Limited, a Bermuda exempted company (the “Company”), (ii) Marubeni Corporation, a Japanese corporation (“Marubeni”), (iii) MM Air Limited, a Bermuda exempted company (“Parent”), (iv) MM Air Merger Sub Limited, a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), (v) Marubeni Aviation Holding Coöperatief U.A., a Netherlands coöperatief (“MHC”), and (vi) Marubeni Aviation Corporation, a Japanese corporation (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 5, 2019 (as it may be amended from time to time, the “Merger Agreement”), and a related Statutory Merger Agreement (the “Statutory Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement and the Statutory Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company with the Company being the surviving company in the merger (the “merger”). Upon completion of the merger, each common share of the Company, par value $0.01 per share (“common share”), that is issued and outstanding at the effective time of the merger (other than common shares held by Parent, Merger Sub, the Company or their wholly-owned subsidiaries or by MHC) will be cancelled and converted into the right to receive $32.00, in cash, without interest and less any required withholding taxes. Upon completion of the merger, the common shares will no longer be publicly traded, and shareholders (other than MHC and Parent) will cease to have any ownership interest in the Company.

The board of directors of the Company (the “Board of Directors”), other than Jun Horie, Takashi Kurihara and Takayuki Sakakida, the Marubeni designees serving on the Board of Directors (collectively, the “Marubeni Directors”), who did not participate due to their affiliation with Marubeni, has unanimously (a) determined that the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interest of the Company, (b) approved the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger, and (c) resolved to recommend that the Company’s shareholders approve and adopt the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger. Consummation of the merger is subject to customary conditions, including without limitation the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative votes of a majority of the votes cast by holders of outstanding common shares at a meeting of the Company’s shareholders, the expiration or early termination of the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other required, non-U.S. regulatory approvals.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors is soliciting proxies from shareholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Aircastle Limited
c/o Aircastle Advisor LLC
201 Tresser Boulevard, Suite 400
Stamford, CT 06901
(203) 504-1020

(b) Securities. The class of securities to which this Transaction Statement relates is the Company’s common shares, par value $0.01 per share, of which 74,956,134 shares were issued and outstanding as of January 6, 2020.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Important Information Regarding Aircastle—Market Price of the Company’s Common Shares”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Aircastle—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Important Information Regarding Aircastle—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Important Information Regarding Aircastle—Transactions in Common Shares”

Item 3. Identity and Background of Filing Person

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding Aircastle”

“Important Information Regarding the Marubeni Shareholders, Parent and Merger Sub”

“The Parties to the Merger and Their Principal Affiliates”

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Exchange and Payment Procedures for the Common Shares in the Merger”

“The Merger Agreement—Other Covenants and Agreements”

“The Merger Agreement—Conditions to the Merger”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“Advisory Vote on Merger Related Compensation”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Appraisal Rights”

“Appraisal Rights”

Annex D: Copy of Section 106 of the Bermuda Companies Act

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Provisions for Public Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)–(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreement”

“Voting and Support Agreement Involving Common Shares”

“Important Information Regarding Aircastle—Transactions in Common Shares”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreement”

“The Merger Agreement”

“Voting and Support Agreement Involving Common Shares”

Annex A: Merger Agreement

Annex B: Voting and Support Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing”

“Special Factors—Voting and Support Agreement”

“Special Factors—No Solicitation”

“Special Factors—Termination”

“Special Factors—Termination Fee”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“The Merger Agreement”

“Important Information Regarding Aircastle—Security Ownership of Directors, Executive Officers and Certain Beneficial Owners”

“Important Information Regarding Aircastle—Transactions in Common Shares”

“Voting and Support Agreement Involving Common Shares”

Annex A: Merger Agreement

Annex B: Voting and Support Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

(c) (1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreement”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Voting and Support Agreement Involving Common Shares”

“Important Information Regarding Aircastle—Dividends”

Annex A: Merger Agreement

Annex B: Voting and Support Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Summary Term Sheet—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Summary Term Sheet—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Opinion of Citigroup Global Markets Inc.”

Annex C: Opinion of Citigroup Global Markets Inc.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special General Meeting and the Merger”

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Advisory Vote on Merger Related Compensation”

Item 8. Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Citigroup Global Markets Inc.”

“Summary Term Sheet—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Opinion of Citigroup Global Markets Inc.”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding Aircastle”

Annex C: Opinion of Citigroup Global Markets Inc.

Presentations by Citigroup Global Markets Inc. to the Board of Directors on October 28, 2019 and November 5, 2019 are filed as Exhibits (c)(2) and (c)(3), respectively, and are incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“The Special General Meeting—Record Date and Quorum”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Summary Term Sheet—Opinion of Citigroup Global Markets Inc.”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Opinion of Citigroup Global Markets Inc.”

Annex C: Opinion of Citigroup Global Markets Inc.

Presentations by Citigroup Global Markets Inc. to the Board of Directors on October 28, 2019 and November 5, 2019 are filed as Exhibits (c)(2) and (c)(3), respectively, and are incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Summary Term Sheet—Opinion of Citigroup Global Markets Inc.”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Opinion of Citigroup Global Markets Inc.”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Where You Can Find Additional Information”

Annex C: Opinion of Citigroup Global Markets Inc.

Presentations by Citigroup Global Markets Inc. to the Board of Directors on October 28, 2019 and November 5, 2019 are filed as Exhibits (c)(2) and (c)(3), respectively, and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Financing”

“Special Factors—Financing”

“Special Factors—Limited Guaranty”

“The Merger Agreement—Financing Cooperation”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fee”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Important Information Regarding Aircastle—Security Ownership of Directors, Executive Officers and Certain Beneficial Owners”

“Important Information Regarding Aircastle—Transactions in Common Shares”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Voting and Support Agreement”

“Voting and Support Agreement Involving Common Shares”

“Important Information Regarding Aircastle—Security Ownership of Directors, Executive Officers and Certain Beneficial Owners”

“Important Information Regarding Aircastle—Transactions in Common Shares”

Annex B: Voting and Support Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Voting and Support Agreement”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Voting and Support Agreement”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“Voting and Support Agreement Involving Common Shares”

Annex B: Voting and Support Agreement

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of the Marubeni Shareholders, Parent and Merger Sub as to Fairness of the Merger”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Aircastle—Historical Selected Financial Information”

“Important Information Regarding Aircastle—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Citigroup Global Markets Inc.”

“Summary Term Sheet—Financing”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Citigroup Global Markets Inc.”

“Special Factors—Financing”

“Special Factors—Fees and Expenses”

“The Special General Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Advisory Vote on Merger Related Compensation”

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a) (1) Preliminary Proxy Statement of Aircastle Limited (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 15, 2020 (the “Proxy Statement”)).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release of Aircastle Limited, dated November 6, 2019 (incorporated herein by reference to Exhibit 99.1 to Aircastle Limited’s Form 8-K filed with the Securities and Exchange Commission on November 7, 2019).

(a)(6) Press Release of Marubeni Corporation, dated November 7, 2019 (incorporated herein by reference to the Schedule 14A filed by Marubeni Corporation with the Securities and Exchange Commission on November 7, 2019).

(a)(7) Transcript of Quarterly Earnings Announcement Presentation and Q&A session of Marubeni Corporation (incorporated herein by reference to the Schedule 14A filed by Marubeni Corporation with the Securities and Exchange Commission on December 6, 2019).

(b) None.

(c)(1) Opinion of Citigroup Global Markets Inc. (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2) Presentation to the Board of Directors, dated October 28, 2019, prepared by Citigroup Global Markets Inc. for the Board of Directors of Aircastle Limited.

(c)(3) Presentation to the Board of Directors, dated November 5, 2019, prepared by Citigroup Global Markets Inc. for the Board of Directors of Aircastle Limited.

(d)(1) Agreement and Plan of Merger, dated as of November 5, 2019, by and among Aircastle Limited, MM Air Limited and MM Air Merger Sub Limited (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting and Support Agreement, dated as of November 5, 2019, by and among Aircastle Limited, Marubeni Corporation, Marubeni Aviation Corporation and Marubeni Aviation Holding Coöperatief U.A. (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3) Amended and Restated Shareholder Agreement, dated as of February 18, 2015, by and among Aircastle Limited, Marubeni Corporation and Marubeni Aviation Holding Coöperatief U.A. (incorporated by reference to Exhibit 4.8 to Aircastle Limited’s Quarterly Report on Form 10-Q filed on May 6, 2015).

(d)(4) Amendment Agreement No. 1 to the Amended and Restated Shareholder Agreement, dated as of September 23, 2016, by and among Aircastle Limited, Marubeni Corporation and Marubeni Aviation Holding Coöperatief U.A. (incorporated by reference to Exhibit 4.1 to Aircastle Limited’s Current Report on Form 8-K filed on September 26, 2016).

(f) Section 106 of the Bermuda Companies Act (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 15, 2020

AIRCASTLE LIMITED

By:	/s/ Christopher L. Beers
Name:	Christopher L. Beers
Title:	Chief Legal Officer & Secretary

MARUBENI CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	General Manager, Finance & Leasing Business Dept. – II

MM AIR LIMITED

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Director

By:	/s/ Yoshiyasu Mizutomi
Name:	Yoshiyasu Mizutomi
Title:	Director

MM AIR MERGER SUB LIMITED

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Managing Director

MARUBENI AVIATION CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Director